SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

October 27, 2019

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #36-01
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT 99.2 TO THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD. AND IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT.

CONTENTS

Periodic Report of OPC Energy Ltd. for the Nine Months and Three Months Ended September 30, 2019

On October 27, 2019, Kenon Holdings Ltd.’s subsidiary OPC Energy Ltd. (“OPC”) reported to the Israeli Securities Authority and the Tel Aviv Stock Exchange its periodic report (in Hebrew) for the three months ended September 30, 2019 (“OPC’s Periodic Report”). English convenience translations of the (i) Report of the Board of Directors regarding the Company’s Matters for the Nine-Month and Three-Month Periods ended September 30, 2019 and (ii) Condensed Consolidated Interim Financial Statements at September 30, 2019 as published in OPC’s Periodic Report are furnished as Exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K. In the event of a discrepancy between the Hebrew and English versions, the Hebrew version shall prevail.

Forward Looking Statements
This Report on Form 6-K, including the exhibits hereto, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to Tzomet Energy (including OPC's agreement to acquire the remaining 5% of Tzomet and OPC’s strategy with respect to the Tzomet project, statements and expectations with respect to approvals and fulfillment of preconditions for the development of the project, including statements that OPC expects to comply with the project preconditions and statements with respect to expected financing for the project and the payment of the remaining consideration), OPC’s business strategy, including OPC’s plans with respect to development projects, including timing for completion, expected COD dates, timing of completion of test-running and impact of delays, including expected impact on the total cost of the projects, its plans and expectations regarding regulatory clearances and approvals for its projects, and the technologies intended to be used thereto, statements relating to disputes and/or regulatory proceedings, and expected impact and outcomes and statements with respect to stock option plans. These statements are based on OPC Energy Ltd. management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s and OPC 's control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include the risk that OPC may fail to obtain regulatory or other approvals for its projects, OPC may fail to develop or complete its projects or any other planned transactions, including dispositions or acquisitions, as planned or at all, risks relating to disputes and regulatory risks and risks relating to regulatory proceedings, changes to the EA tariffs and their effect on OPC's results and business strategy, and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

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Exhibits

99.1
OPC Energy Ltd. – Periodic Report for the three months ended September 30, 2019— Report of the Board of Directors regarding the Company’s Matters for the Nine-Month and Three-Month Periods ended September 30, 2019, as published on October 27, 2019 with the Israeli Securities Authority and Tel Aviv Stock Exchange*

99.2
OPC Energy Ltd. – Periodic Report for the three months ended September 30, 2019— Condensed Consolidated Interim Financial Statements at September 30, 2019, as published on October 27, 2019 with the Israeli Securities Authority and Tel Aviv Stock Exchange*

*English convenience translation from Hebrew original document.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: October 27, 2019	By:	/s/ Robert L. Rosen
	Name:	Robert L. Rosen
	Title:	Chief Executive Officer

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